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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934


                             UNITED MAGAZINE COMPANY
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title and Class of Securities)


                                   91-0810209
                                 (Cusip Number)



                             Ruth Hunter Smith, Esq.
                                 5131 Post Road
                               Dublin, Ohio 43017
                                 (614) 792-0777
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With copies to:

                              Robert K. Rupp, Esq.
                                Baker & Hostetler
                        65 East State Street, Suite 2100
                              Columbus, Ohio 43215
                                 (614) 228-1541



                                February 9, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with this Schedule: [X]
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                             CUSIP No. 91-0810209


(1)      Names of Reporting Persons.  S.S.                    Ohio Periodical
         or I.R.S. Identification Nos. of                     Distributors, Inc.
         Above Persons                                        31-0733891
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                        (a)
         Member of a Group (see
         instructions)                                       ------------------
                                                               (b)
-------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)                    00 (other)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                  Ohio
-------------------------------------------------------------------------------
Number of Shares                (7)      Sole Voting
Beneficially Owned                       Power                 -0-
by Each Reporting             -------------------------------------------------
Person With                     (8)      Shared Vot-
                                         ing Power             -0-
                              -------------------------------------------------
                                (9)      Sole Disposi-
                                         tive Power            -0-
                              -------------------------------------------------
                                (10)     Shared
                                         Dispositive
                                         Power                 -0-
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                        -0-
-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (see instructions)
-------------------------------------------------------------------------------
(13)     Percent of Class Represented by
         Amount in Row (11)                                    0%
-------------------------------------------------------------------------------
(14)     Type of Reporting Person (see
         instructions)                                         CO






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Item 1.  Security and Issuer.
         --------------------

         The class of equity securities to which this statement relates is the common shares, without par value, of United Magazine Company, an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 5131 Post Road, Dublin, Ohio 43017.

Item 2.  Identity and Background.
         ------------------------

         (a)      Ohio Periodical Distributors, Inc. ("OPD")

         (b)      State of organization:  Ohio

         (c)      Principal business:

                  wholesale periodical distributor
                  5131 Post Road
                  Dublin, Ohio 43017

         (d) During the last five years, OPD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, OPD has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding OPD was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
         Not applicable.

Item 4.  Purpose of the Transaction.
         ---------------------------
         See Item 5.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
         United Magazine Company (the "Company") recently completed certain acquisitions proposed in the Company's proxy statement filed August 11, 1997, for its annual meeting of shareholders held September 3, 1997. In connection with one of such acquisitions, Ohio Periodical Distributor, Inc. merged into the Company. As a result, OPD no longer exists as a separate corporation and no longer owns common shares of the Company. This Schedule 13D is being filed to report that OPD no longer owns 5% or more of the Company's common shares.




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                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1998

                                             OHIO PERIODICAL DISTRIBUTORS, INC.


                                              By /s/ Ronald E. Scherer
                                                --------------------------------
                                                 Ronald E. Scherer, President




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